UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Energous Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29272C103

(CUSIP Number)

Malcolm Fairbairn

c/o Ascend Capital, LLC

4 Orinda Way Suite 200-C

Orinda, CA 94563

(415) 217-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Malcolm P. Fairbairn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 942,394

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 942,394

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 942,394

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Emily Fairbairn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,037,951

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,037,951

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,951

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Valley High Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Valley High Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Grant Fairbairn Irrevocable Trust September 30, 2011

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nina Fairbairn Irrevocable Trust September 30, 2011

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Legend Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN, IA

CUSIP No. 29272C103	13D

Item 1.  Security and Issuer.

This Amendment No.2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 19, 2016 (the “Schedule 13D”), as amended by Amendment No. 1 filed by the Reporting Persons on December 27, 2017 (“Amendment No. 1”), with respect to shares of common stock (the “Shares”) of Energous Corporation, a Delaware corporation (the “Issuer”). Except as amended and supplemented by Amendment No 1 and this Amendment No. 2, the Schedule 13D remains unchanged.

Item 2.  Identity and Background.

Ascend Legend Master Fund, Ltd., Ascend Capital, LLC, Ascend Capital Limited Partnership, Valley High Limited Partnership, Valley High Capital LLC and the Nina Fairbairn Irrevocable Trust September 30, 2011 are reporting that they are no longer deemed to have beneficial ownership of any shares.

Item 4.  Purpose of Transaction.

On August 9, 2016, Ascend Legend Master Fund, Ltd. and certain other Reporting Persons (the “Investors”) entered into a Securities Purchase Agreement, as amended on August 12, 2016 by Amendment No. 1 to Securities Purchase Agreement with the Issuer (the “Purchase Agreement”) pursuant to which the Investors purchased 1,618,123 Shares at a price of $12.23 per Share and warrants to purchase up to 1,618,123 Shares at a price of $0.125 per Share (the “Warrants”). The purpose of the transaction was to acquire additional securities of the Issuer for investment purposes.

The Purchase Agreement also provides that, for a period of five years after the closing date (the “Voting Period”): (i) the Investors and their affiliates agree to vote all of their Shares in the manner recommended by the Issuer’s board of directors (the “Board”), subject to specified exceptions; and (ii) in elections of Board members, the Investors and their affiliates are obligated to vote their Shares in favor of individuals recommended by the Board for election.  During the Voting Period, the Investors and their affiliates may not acquire any additional voting securities of the Issuer other than the Shares that may be issued pursuant to the Warrants (the “Warrant Shares”) without consent of the Board.  In connection therewith, the Investors also agree: (i) to restrictions on their ability to seek to control the management and (ii) not  to sell, transfer or otherwise dispose of the Shares for a  period of six months after the closing of the transaction.  The Issuer agrees to file registration statements registering the Investors’ re-offer and resale of the Shares and the Warrant Shares under certain circumstances.

As the result of certain transfers of the Shares purchased pursuant to the Purchase Agreement and other Shares, the Warrants are currently exercisable in full by the holders and therefore the Shares issuable upon the exercise of the Warrants are reported herein.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The aggregate number of Shares to which this Schedule 13D relates is 1,847,012, of which 1,632,012 are issuable upon the exercise of warrants.  Such Shares represent 7.7% of the Shares outstanding.  There were 22,213,689 issued and outstanding Shares as of November 3, 2017 as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2017.  The number of Shares deemed outstanding in accordance with Rule 13d-3(d)(i) under the Exchange Act (taking into account the number of Shares issuable upon the exercise of warrants held by the Reporting Parties that are reported herein, as required by that Rule) is 23,845,701.

Emily Fairbairn beneficially owns 1,037,951 Shares (taking into account the number of Shares issuable upon the exercise of certain warrants held by Emily Fairbairn).  Such Shares represent 4.5% of the Shares outstanding.

Malcolm Fairbairn beneficially owns 942,394 Shares.  Such Shares represent 4.1% of the Shares outstanding.  Malcolm Fairbairn and Emily Fairbairn are spouses.

The Grant Fairbairn Irrevocable Trust September 30, 2011 beneficially owns and has shared voting and dispositive power of 133,333 Shares. Such Shares represent 0.6% of the Shares outstanding.  Malcolm Fairbairn and Emily Fairbairn are co-trustees of the Grant Fairbairn Irrevocable Trust September 30, 2011, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 133,333 Shares held by Grant Fairbairn Irrevocable Trust September 30, 2011.  Malcolm Fairbairn and Emily Fairbairn are indirect beneficial owners of these Shares.

On August 9, 2016, pursuant to the Purchase Agreement, the Investors completed a transaction in which (i) the Issuer issued and sold 1,618,123 Shares at a price of $12.23 per Share and Warrants to purchase up to 1,618,123 Shares at a price of $0.125 per Share to the Investors and (ii) the Investors paid aggregate consideration of $19,789,644.29 to the Issuer for the Shares.

On December 28, 2017 and December 29, 2017, Ascend Legend Master Fund, Ltd. transferred in the aggregate 1,618,123 Shares to a charitable fund for no consideration and none of Ascend Legend Master Fund, Ltd, Malcolm Fairbairn, Ascend Capital, LLC or Ascend Capital Limited Partnership have any further voting or dispositive control over such Shares.

On December 29, 2017 Valley High Limited Partnership transferred 315,462 Shares to a charitable fund for no consideration and none of Valley High Limited Partnership, Valley High Capital LLC, Malcolm Fairbairn or Emily Fairbairn have any further voting or dispositive control over such Shares.

On December 28, 2017, the Nina Fairbairn Irrevocable Trust September 30, 2011 (the “Trust”) transferred 133,333 Shares to a beneficiary of the Trust for no consideration and none of the Trust, Malcolm Fairbairn or Emily Fairbairn have any further voting or dispositive control over such Shares.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.                                Description

Exhibit 99.3                              Joint filing Agreement by and among the Reporting Persons dated January 4, 2018.

CUSIP No. 29272C103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MALCOLM P. FAIRBAIRN

/s/ Malcolm P. Fairbairn

EMILY FAIRBAIRN

/s/ Emily Fairbairn

VALLEY HIGH LIMITED PARTNERSHIP

By: Valley High Capital LLC

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Managing Member

VALLEY HIGH CAPITAL LLC

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Managing Member

GRANT FAIRBAIRN IRREVOCABLE TRUST SEPTEMBER 30, 2011

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Trustee

NINA FAIRBAIRN IRREVOCABLE TRUST SEPTEMBER 30, 2011

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Trustee

CUSIP No. 29272C103	13D

ASCEND LEGEND MASTER FUND, LTD.

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Director

ASCEND CAPITAL, LLC

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Managing Member

ASCEND CAPITAL LIMITED PARTNERSHIP

By: Ascend Capital, LLC, its general partner

By:	/s/ Malcolm Fairbairn
Name: Malcolm Fairbairn
Title: Managing Member